02057581

PE 9-1-02

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

RECD S.E.C.

SEP 1 2 2002

1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

Pacific Internet Limited
89 Science Park Drive, #02/05-06
The Rutherford, Singapore Science Park
Singapore 118261

(Indicate by check mark whether the registrant files or will file annual report under cover of Form 20-F or Form 40-F)

PROCESSED

SEP 1 2 2002

THOMSON
FINANCIAL

Form 20-F __X__ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act 1934.)

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B): 82 _______)

On September 10, 2002, Pacific Internet Limited issued the attached press release.

Pacific Internet
NASDAQ : PCNTF

Press Release

For Immediate Release

PACIFIC INTERNET SUBSIDIARY IN AUSTRALIA DEPLOYS REGIONAL VIRTUAL PRIVATE NETWORK (VPN) FOR EDAW

Secured and Integrated Network Provides Enhanced Communications Between EDAW Regional Offices; Enables Secure Network Access for Mobile Workers

Singapore, 10 September 2002 - Pacific Internet Limited (Nasdaq: PCNTF), Asia-Pacific's largest Internet Service Provider (ISP), today announced that its wholly owned subsidiary Pacific Internet Australia, has sealed a new deal with urban design and landscaping consultancy firm EDAW, to provide the firm with a broadband Virtual Private Network (VPN) service. Initially connecting EDAW's Sydney, Melbourne and Brisbane offices, the VPN will be extended to connect EDAW's Hong Kong operations within eight months.

For EDAW staff located in Australia and Hong Kong, Pacific Internet's regional VPN service will provide secure high-speed access to email and the Internet as well as shared corporate files and applications. By creating a single integrated network, EDAW aims to improve communications between offices and provide secure network access for employees traveling to overseas offices, or working remotely via the Internet.

With broadband performance across the network, EDAW also plans to use the VPN as the platform for video conferencing and Voice over IP (VoIP) applications. The VPN connections will be managed by Pacific Internet, ensuring a single point of contact for administration, technical control and support throughout Asia.

For Simon Foxe, IT Manager at EDAW, deploying the VPN is a cost effective means to overcome geographic barriers and deliver true pan-Asian IT services.

"Connecting via the Pacific Internet VPN enables multiple EDAW offices to operate as a single integrated entity. Whether staff are in Hong Kong or Melbourne, they have access to the same resources and virtual teams can share information instantly with other offices around the network."

Dennis Muscat, managing director of Pacific Internet Australia believes the EDAW deal is an endorsement of Pacific Internet's Asia-Pacific regional capability.

"Pacific Internet as a Group is the largest ISP in the Asia Pacific," said Muscat. "With the Asian Internet-based VPN market expected to grow by 50 per cent[1] in the next 18 months, Pacific Internet's ability to deliver consistent, business-quality broadband services across multiple countries, is a significant advantage over local carriers. As more companies turn to the VPN model for pan-Asia connectivity, we see significant potential to win a bigger share of new business from companies seeking secure regional connectivity solutions."

Pacific Internet offers Internet services in seven countries across the Asia-Pacific, including Australia, Singapore, Hong Kong, the Philippines, India, Thailand and Malaysia. As part of its growth strategy to expand its regional business, Pacific Internet is also exploring possibilities to extend its footprint to Indonesia and Southern China.

Editors' Notes

About EDAW

For over 60 years EDAW has been a global leader in land and community-based consulting. Comprehensive and far-reaching professional service providers in the fields of design and environmental science, the 840 people of EDAW integrate community planning, urban design, landscape architecture, environmental planning, natural resource management, and GIS from 25 offices around the world.

EDAW's projects have included assignments for the Sydney, Salt Lake City and Atlanta Olympic Games, as well as the new Hong Kong Disneyland.

About Pacific Internet Limited

Pacific Internet Limited (NASDAQ: PCNTF) is Asia's largest Internet service provider (ISP) by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. In February 1999, Pacific Internet became the first Asian Internet company to successfully list on the NASDAQ stock exchange. The company delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of customers. Pacific Internet has won a series of accolades and awards over the years, which firmly positions the company as an industry leader in Asia. The company has been voted "Best Asian ISP" for four consecutive years in 1999, 2000, 2001 and 2002 by readers of Telecom Asia, the leading telecommunications publication from Hong Kong. Pacific Internet is committed to delivering services that customers value and helping them to harness the power of the Internet for their communication needs. For more information, please go to www.pacific.net.sg

About Pacific Internet (Australia) Pty Ltd

Pacific Internet Australia is a wholly owned subsidiary of Pacific Internet Limited (NASDAQ: PCNTF) the largest Internet Service Provider in the Asia-Pacific across seven countries. Pacific Internet Australia is a leading national business Internet Service Provider (ISP), offering nation wide and regional coverage across Australia, Singapore, Hong Kong, the Philippines, India, Thailand and Malaysia. Pacific Internet delivers a range of end-to-end Internet solutions to meet the needs of businesses. These include reliable, high-speed connectivity, web hosting, collocation and other value added services. Pacific Internet is a leader and innovator in the delivery of broadband services, including DSL to business and

[1] IDC's Asia/Pacific IP-VPN Services Market Forecast & Analysis, 2001-2006

residential customers across the Asia-Pacific. Visit Pacific Internet on the world wide web at www.pacific.net.au.

Contact for Media Queries:	Contact for Investor Queries:
Jacqueline Yeo Manager, Regional Marketing and PR Pacific Internet Limited Mobile phone: (65) 9877 2164 E-mail: jacqueline.yeo@pacific.net.sg Caroline Shawyer Corporate Communications Manager Pacific Internet Tel: (03) 9674 7661 Mob: 0405 385 990 Caroline_s@pacific.net.au	Khoo Seok Teng Manager, Investor Relations Pacific Internet Limited Direct: (65) 6771 0735 E-mail: seokteng@pacific.net.sg

Cautionary Statement

Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", strategy", "forecast" and similar expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By: ______________________
Name: Tan Tong Hai
Title: President and Chief Executive Officer

Date: 12 September 2002.